EXHIBIT 11

                        COMPUTATION OF EARNINGS PER SHARE
                        For the Periods Ended December 31
                   (Amounts in thousands except per share data)

                                       Fourth Quarter       For the Year Ended
                                       1996       1995        1996       1995

Net income........................   $42,244    $35,870     $158,359   $136,603


Preferred dividends...............        --          6            5         76

Income available to common
  shareholders....................   $42,244    $35,864     $158,354   $136,527



Weighted average of common
 stock equivalents................    87,899     90,067       88,564     90,086

Weighted average of preferred
  stock convertible to common
  stock equivalents...............        --         55           20        233

Weighted average of fully
 diluted common stock equivalents.    87,899     90,122       88,584     90,319



Primary earnings per share
  (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents)....................   $  0.48    $  0.40     $   1.79   $   1.52


Fully diluted earnings per share
  (net income divided by weighted
  average of fully diluted
  common stock equivalents).......   $  0.48    $  0.40     $   1.79   $   1.51



Per share amounts have been restated to reflect a 3-for-1 stock split in 1996.

Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.